Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: October 7, 2025

The following is a transcript of an interview with Michael Intrator, Chief Executive Officer of CoreWeave, Inc. on October 7, 2025, in connection with CoreWeave’s proposed acquisition of Core Scientific, Inc. and other acquisition activities.

Michael Intrator Interview on “Bloomberg Tech”

Bloomberg TV

07 October 2025

https://urldefense.com/v3/__https:/mms.tveyes.com/MediaCenterPlayer.aspx?u=aHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZG93bmxvYWRnYXRld2F5LmFzcHg*
2FVXNlcklEPTE0NzA0MjQmTURJRD0yNDQ4MjMyMyZNRFNlZWQ9NzE5MyZUeXBlPU1lZGlh__;JQ!!I6uDfDBXfA!wbnQVhgYPVciUEBrG6vmHgsTg4vB2PNJOeJUAYK
xCD8nvGPpCSoVJSdAnj2mhyN5U81orj6JiM9M-REXTRD4eA$

Caroline Hyde: AI hyperscaler CoreWeave has announced it's set to buy UK- based Monolith AI, expanding beyond cloud infrastructure to offer broader AI solutions, in this case to industrial and manufacturing companies. Joining us now, Michael Intrator, CoreWeave's CEO. There's been a wave of M&A coming from you, Michael. I want to understand why you're broadening out in this way.

Michael Intrator, CEO, CoreWeave: Yeah. Thank you very much for having me. It's exciting to be back. And yes, we've been quite active on the M&A front as we continue to build and broaden our offerings. Many of them are organic things that we're building internally, and as you can see with the Monolith AI deal, as you can see with the OpenPipe deal, as you can see with the, Weights and Biases deal that we did earlier this year, there is a tremendous focus that we have on broadening out how we're going to be able to support our clients from the software side, obviously, there's also the Core Scientific transaction that is in process. And once again, it is part of our vision of being able to offer a turnkey solution from the bricks all the way up through the infrastructure and through the software to be able to serve our customers in the best way possible.

Caroline Hyde: And is that because also it's more profitable? Michael, we're looking at reports at the moment about Oracle and ultimately how razor thin its profit margins are when you're thinking about renting out compute because of the cost of ultimately, the GPUs coming from Nvidia. How hard is it to make your bread and butter work from a profit margin perspective?

Michael Intrator, CEO, CoreWeave: Yeah. Look, you know, the profit margins we're able to garner with the infrastructure that we sell are significant. We're excited about it. We've really been able to drive our business in accordance with our objectives. We're scaling at an incredibly fast pace, and so with that, you get short term distortions. But in terms of the business strategy and execution. Couldn't be happier. When you think about where the space is today and where the space is going to be over the next several years, the broadening out of our offering of software solutions really allows for an incredibly effective way of bringing on new clients that are going to pay for not only the infrastructure, but also the services that they get when they need to be able to integrate artificial intelligence into their broader mission. And so we're excited about that. We think it's the right way to go. We've been aggressively pursuing it. We brought on some great teams. And you know you'll be seeing products coming out of those teams imminently.

Ed Ludlow: Michael, the top story today is Dell roughly doubling its growth projections for both sales and profit through fiscal 2030, largely because of AI server demand. And you are one of the key customers for Dell in that respect. From the customer's perspective, what does that kind of bigger picture forecast from Dell signal to you.

Michael Intrator, CEO, CoreWeave: Look, you know, there's a lot of noise in the space again. And this happens periodically and, you know, but when you take a step back, you're seeing incredibly strong demand from Dell. You're seeing incredibly strong demand across the hyperscalers as they're able to embed AI into their products. You know, the profits that those are driving are the underpinnings you're asking about. What people look to. That's what they look to. Right? Like they look to people that are able to generate revenue from their existing client base using AI. And that is incredibly strong. And we've seen it repeatedly. You're seeing it again with Dell. It's really exciting. And once again, you zoom out just a bit here and it's really, an incredible space going through an incredible transition. That transition is causing a systemic imbalance in the infrastructure side, which is what drove us towards the deal that we are looking at with Core Scientific. Core Scientific is an infrastructure provider for us. They are one of many. Since our last earnings call, we've increased our contracted pipeline of power from a 2.2GW to now up to 2.8GW, which is a new number that we're putting out there, of which none of that comes from Core Scientific. We have broadened our strategic relationships with other providers of the infrastructure.

Michael Intrator, CEO, CoreWeave: A great example of that is Galaxy Digital. You know, where we're able to go ahead and get large blocks of continuous power to continue to buy infrastructure that will be made available to our clients as they continue to build. And ultimately, that brings us back to this particular acquisition that we're looking at. You know, it's an acquisition that we put out there several months ago. Core Scientific provides CoreWeave with over 500MW worth of infrastructure, which we currently have contracted. Therefore, we have a great relationship with them. Regardless of the outcome of this acquisition, we will continue to have a great relationship with them as they deliver power to us within our data centers that we share with them. It is a small and shrinking part of our portfolio, and ultimately that led us to, you know, the position where, you know, really under no circumstances will we readdress the bid that we put out. That's the number. We think it fairly represents the value for them. We think it will be great for the two companies to move forward together. The systemic imbalance within the infrastructure is causing, you know, it really is stressing the supply chains and causing all kinds of delays.

Ed Ludlow: I'm sorry to cut you off. We're going to run short of time. And I got to ask you this, 24 hours ago, we had AMD's CEO, Lisa Su and OpenAI President Greg Brockman on the program. There are lots of unanswered questions about the six gigawatts of capacity they've agreed. Will CoreWeave participate and support in that arrangement, just very briefly.

Michael Intrator, CEO, CoreWeave: Yeah. So we support OpenAI enormously across the space. And we have great relationships with AMD. We use their infrastructure within our portfolio. How they choose to divvy that out we don't know yet. You know we're more focused on the, you know, the minimum deal that we did two weeks ago, which was a minimum of $14.2 billion, which will continue to expand with Meta. That will come online in 2026. We're really excited about that. And you know the AMD deal with OpenAI is just another example of the recognition across the space of how much of this infrastructure is required and how much demand all of these providers of artificial intelligence are encountering.

Ed Ludlow: Michael Intrator of CoreWeave. We thank you very much for being back on Bloomberg Tech. Now, coming up...

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific have filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”). On August 20, 2025, CoreWeave filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-289742) to register shares of CoreWeave common stock and warrants (and shares of common stock underlying those warrants) to be issued in connection with the proposed transaction. The Form S-4 was declared effective by the SEC on September 26, 2025 and CoreWeave filed the related prospectus with the SEC on September 26, 2025 (the “Prospectus”). Also on September 26, 2025, Core Scientific filed the definitive proxy statement with respect to the proposed transaction (the "Proxy Statement"). The Prospectus and the Proxy Statement were first mailed to stockholders of Core Scientific on or about September 26, 2025. This communication is not a substitute for the Form S-4, the Proxy Statement, the Prospectus or any other document that CoreWeave or Core Scientific (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement and the Prospectus, as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave are and will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific are and will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement (File No. 001-40046) in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger,” including the documents incorporated by reference therein, which is available at sec.gov/Archives/edgar/data/1839341/000114036125036346/ny20053622x1_defm14a.htm. Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the Proxy Statement, the Prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining Core Scientific stockholder approval for the proposed transaction; uncertainty in the value of the consideration that Core Scientific stockholders would receive in the proposed transaction, if completed, due to fluctuations in the market price of CoreWeave common stock; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Part II, Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025, Part I, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks described in the section titled “Risk Factors” in the Proxy Statement and the Prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement and the Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement and the Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.